UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34709

GLOBAL GEOPHYSICAL SERVICES, INC.
(Exact name of registrant as specified in its charter)

13927 South Gessner Road
Missouri City, Texas 77489
(713) 972-9200
(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Common Stock, par value $0.01 per share

Depositary Shares, each representing a 1/1000th Interest
in a Share of 11.5% Series A Cumulative Preferred Stock
 (Title of each class of securities covered by this Form)

None.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Global Geophysical Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GLOBAL GEOPHYSICAL SERVICES, INC.

Date: February 9, 2015	By:	/s/ Sean M. Gore
Sean M. Gore
Senior Vice President and Chief Financial Officer